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                             December 22, 2023

       John Srivisal
       Chief Financial Officer
       Tronox Holdings plc
       263 Tresser Boulevard , Suite 1100
       Stamford, Connecticut 06901

                                                        Re: Tronox Holdings plc
                                                            Form 10-K filed
February 22, 2023
                                                            File No. 001-35573

       Dear John Srivisal:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K

       Mining Operations, page 27

   1. The summary disclosures should encompass all your properties, including both material and non-material
properties, and should appear in advance of and incremental to, the individual property
disclosures. The requirements for individual property disclosures are more extensive and
detailed in comparison and are applicable for material properties, as determined pursuant to
Item 1301 of Regulation S-K. For example, the summary
                                                        disclosures should
describe the locations of each operating, development, and exploration property to comply with
Item 1303(b)(2)(ii)(A); while the individual property disclosures should include
comparable details along with a map for each property, showing its particular location,
that is accurate to within one mile, using an easily recognizable coordinate system, to
comply with Item 1304(b)(1)(i). Please revise your filing to include and differentiate
between the summary and individual property disclosures to comply with the aforementioned
guidance.
       Mineral Sands - South Africa and Australia, page 30

   2.                                                   Please revise your
filing to report each individual property   s production by product such
 John Srivisal
FirstName  LastNameJohn   Srivisal
Tronox Holdings   plc
Comapany22,
December   NameTronox
               2023     Holdings plc
December
Page 2     22, 2023 Page 2
FirstName LastName
         as heavy metals, ilmenite, rutile, leucoxene, and zircon. as required by Item 1303(b)(2)(i)
         of Regulation S-K.
Heavy Metal Reserves, page 32

3. Please include the commodity price used, metallurgical recovery, and the cutoff grade with your resource and reserve disclosures as required by Item 1303(b)(3) of Regulation
         S-K.
4.       Please state whether your qualified persons (QP   s) are employees of
your company and
         provide the additional information required by Item 1302(b)(5) of Regulation S-K.
Tronox Mineral Sands - 2022 Resources, page 34

5. Please clearly state your mineral resources are exclusive of reserves as required by Item
         1303(b)(3) of Regulation S-K.
6. Please modify your filing and provide a more detailed reconciliation of your resources/reserves as reported this year to last year, as required by
Item 1303(e) of
         Regulation S-K.
7. Please modify your filing here and elsewhere to state the book value of your material properties as required by Item 1304(b)(2)(iii) of Regulation S-K. Exhibits 96.1, 96.2, 96.3, and 96.4
Property Description, page E-1

8. Please modify your exhibits and locate your property within one-mile using an easily recognizable coordinate system as required by Item
601(b)(96)(iii)(B)(3)(i) of Regulation
         S-K.
Exhibits 96.1, 96.2, 96.3, and 96.4
Geological Setting, Mineralisation and Deposit, page E-2

9. Please modify your filings and ensure you have provided at least one stratigraphic column and one cross-section of the local geology as required by Item 601(b)(96)(iii)(B)(6)(iii) of
         Regulation S-K.
Exhibits 96.1, 96.2, 96.3, and 96.4
Sample Preparation, Analyses and Security, page E-3

10. Please modify your filing and provide the opinion of the QP regarding the adequacy of the sample preparation, security, and analytical procedures as required by Item
         601(b)(96)(iii)(B)(8)(iv) of Regulation S-K.
Exhibits 96.1, 96.2, 96.3, and 96.4
Mineral Processing and Metallurgical Testing, page E-4
 John Srivisal
FirstName  LastNameJohn   Srivisal
Tronox Holdings   plc
Comapany22,
December   NameTronox
               2023     Holdings plc
December
Page 3     22, 2023 Page 3
FirstName LastName
11. We reviewed the Mineral Processing and Metallurgical Testing section of your technical report summary. Please modify your filing to disclose your estimated metallurgical
         recoveries with the QP   s opinion on the adequacy of the
metallurgical data as required by
         Item 601(b)(96)(iii)(B)(10)(v) of Regulation S-K.
Exhibits 96.1, 96.2, 96.3, and 96.4
Mineral Resource Estimates, page E-5

12. Please modify your filing and disclose the cutoff grade for your resource estimates with all the parameters used to prepare this calculation. This would include your commodity price, operating costs, and metallurgical recovery. See Item 601(b)(96)(iii)(B)(11)(iii) of
         Regulation S-K.
13. Please modify your filing and revise your resource and reserve summaries in your exhibits to clarify whether your cutoff grades are a breakeven and internal/marginal cutoff grade.
14.      Please modify your filing and disclose the QP   s opinion on whether
all issues related to
         resource technical and/or economic factors influencing economic extraction can be resolved with further work. See Item 601(b)(96)(iii)(B)(11)(vii) of Regulation S-K.
Exhibits 96.1, 96.2, 96.3, and 96.4
Mineral Reserve Estimates, page E-6

15. Please modify your filing and disclose the cutoff grade for your reserve estimates along with all the parameters used to prepare this calculation. See Item 601(b)(96)(iii)(B)(12)(iii) of Regulation S-K.
16. We note you did not state a commodity sales price for your resource and reserve estimates. Please state the price used to determine your resources/reserves and disclose, with particularity, the reasons this price was selected and any assumptions underlying this selection. See Item 601(b)(96)(iii)(B)(12)(iii) of Regulation S-K. Exhibits 96.1, 96.2, 96.3, and 96.4 A
Mining Methods, page E-7

17. Please provide annual numerical values for your life of mine production schedule. This would include annual processed ore with associated grades for the life of mine. See Item
         601(b)(96)(iii)(B)(13) of Regulation S-K
Exhibits 96.1, 96.2, 96.3, and 96.4 A
Processing and Recovery Methods, page E-8

18. We note your property has been in operation for several years. Please disclose your annual plant throughput and recoveries over the last 3 years. Item 601(b)(96)(iii)(B)(14)(ii) of Regulation S-K.
Exhibits 96.1, 96.2, 96.3, and 96.4 A
 John Srivisal
FirstName  LastNameJohn   Srivisal
Tronox Holdings   plc
Comapany22,
December   NameTronox
               2023     Holdings plc
December
Page 4     22, 2023 Page 4
FirstName LastName
Market Studies, page E-9

19. Please provide the relevant market price projections for your life of mine and include the
         5-year historic prices with your forecast pricing as required by Item 601(b)(96)(iii)(B)(16)
         of Regulation S-K.
Exhibits 96.1, 96.2, 96.3, and 96.4 A
Environmental studies, permitting and plans, negotiations, or agreements with local individuals or groups, page E-10

20.      We reviewed the Environmental Studies, Permitting, And Plans,
Negotiations, Or
         Agreements with Local Individuals or Groups section of your technical report summary.
         Please modify your filing and include the QP   s opinion as to the
adequacy of current plans
         for environmental compliance, permitting, and addressing issues with local individuals or groups required by Item 601(b)(96)(iii)(B)(17)(vi) of Regulation S-K. Exhibits 96.1, 96.2, 96.3, and 96.4 A
Capital and Operating Cost, page E-11

21. Please revise to provide a tabulation of all the operating and capital costs for your life of mine used to prepare your economic analysis. See Item 601(b)(96)(iii)(B)(18)(i) of
         Regulation S-K.
22. Please modify your filing and define the accuracy of your capital and operating costs estimates as required by Item 601(b)(96)(iii)(B)(18)(i) of Regulation S-K.
23. Please modify your filings to disclose your closing/reclamation costs as required by Item
         601(b)(96)(iii)(B)(18)(i) of Regulation S-K.
Exhibits 96.1, 96.2, 96.3, and 96.4 A
Economic Analysis, page E-12

24. We note you did not disclose an economic analysis for your reserves in this section.
         Please modify your filing to provide an annual cash flow, summarizing the results on an after-tax basis. Your financial analysis should disclose your production, prices, revenues, capital, sustaining capital, reclamation, operating costs, royalties, taxes, DD&A, pre- and
         post-tax cash flows for the life of your property   s reserves. This
information should be
         clearly related to information developed and disclosed in previous sections, such as reserve quantities, mine/plant recoveries, prices, operating costs, capital expenditures, royalties, taxes, and other line items necessary to define your after-tax cash flow. See
         Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.
25. Please include a sensitivity analysis and discuss the impact on your cash flow analysis as required by Item 601(b)(96)(iii)(B)(19)(iii) of Regulation S-K.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 John Srivisal
Tronox Holdings plc
December 22, 2023
Page 5

action by the staff.

       Please contact Ken Schuler at 202-551-3718 or Craig Arakawa at 202-551-3650 with any questions regarding the comments. Please contact Jeanne Baker at 202-551-3691 or Terence
O'Brien at 202-551-3355 if you have any other questions.



                                                        Sincerely,
FirstName LastNameJohn Srivisal
                                                        Division of Corporation
Finance
Comapany NameTronox Holdings plc
                                                        Office of Industrial
Applications and
December 22, 2023 Page 5                                Services
FirstName LastName